Via Facsimile and U.S. Mail
Mail Stop 6010

November 3, 2008

Mr. Jeffrey T. Bowman
President and Chief Executive Officer
Crawford & Company
1001 Summit Boulevard
Atlanta, Georgia 30319

Re: **Crawford & Company**
        Form 10-K for the Year Ended December 31, 2007
        Filed March 14, 2008
        File No. 001-10356

Dear Mr. Bowman:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why our comments are inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we ask you to provide us with information so we may better
understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended 12/31/07

Item 3. Legal Proceedings

1. We note your disclosure on page 14 that a lawsuit has been filed in California by
    a former employee alleging violations of wage and hour laws. Please expand
    your disclosure in "Legal Proceedings" to describe this lawsuit, in accordance
    with Item 103 of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules

Exhibit 13.1. Portions of the Registrant's 2007 Annual Report to Shareholders

Management's Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures about Market Risk

Derivative Instruments

2. We note your disclosure that you use interest rate swap agreements to manage the interest rate characteristics on a portion of your outstanding debt. We further note that you are exposed to counterparty credit risk for nonperformance and, in the event of nonperformance, to market risk for changes in interest rates. Please amend your Form 10-K to add a risk factor regarding the risks posed by your outstanding interest rate swap agreement.

Schedule 14A

Compensation Discussion and Analysis, page 9

3. We note your disclosure on page 12 that the annual incentive compensation for the CEO and the CFO are dependent upon the attainment of targeted pre-tax earnings growth. Please amend your Form 10-K to identify the 2007 pre-tax earnings growth target.

* * * *

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2007 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 with questions on any of the comments.

Sincerely,

Jeff Riedler
Assistant Director